Capstone Holding Corp.

5141 W. 122nd Street

Alsip, IL 60803

January 24, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Attention: Amy Geddes, Doug Jones, Jenna Hough and Dietrich King

Re:	Capstone Holding Corp.

Registration Statement on Form S-1

Filed December 31, 2024

File No. 333-284105

Ladies and Gentlemen:

By letter dated January 21, 2025, the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Capstone Holding Corp. (the “Company”, “we”, “us” or “our”) with its comments to the Company’s registration statement on Form S-1 submitted on December 31, 2024. We are in receipt of your letter and we have set forth below our responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Registration Statement on Form S-1 filed December 31, 2024

Risk Factors, page 14

1. We note your disclosure on page 38 that your liquidity is largely dependent on your ability to borrow funds on the Revolver, and that if you fail to fulfill your financial covenant requirements, your ability to continue as a going concern could be at risk. Where appropriate, please provide a risk factor discussing this risk.

Response: We have provided the risk factor as requested on page 23.

Capitalization, page 31

2. Here and elsewhere you refer to the cancellation of the Class C Preferred Interests. Please tell us the amount outstanding for the Class C Preferred Interests and where it is reported in your financial statements. Also, it appears the pro forma basis reflects exchange of the Special Preferred Membership Interests of $1,006(000) for loans in like aggregate principal amount as disclosed elsewhere. Please revise as appropriate.

Response: We have provided the amount outstanding for the Class C Preferred Interests, which is included in TotalStone’s Class B Preferred Interests on the Company’s consolidated balance sheet, on pages 32, 33, and 51. With respect to the Special Preferred Membership Interest, we have revised the Capitalization section on page 32 and the Dilution section on page 33 to clarify that this outstanding amount is being converted into loans in a like aggregate principal amount.

Thank you for your assistance in reviewing our amended submission.

Very truly yours,

/s/ Matthew Lipman
Matthew Lipman
Chief Executive Officer